UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

APPTIO, INC.

(Exact name of registrant as specified in its charter)

Delaware	26-1175252
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

11100 NE 8th Street, Suite 600

Bellevue, WA 98004

(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A Common Stock, par value $0.0001 per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

On September 20, 2016, Apptio, Inc. (the “Company”) filed a registration statement on Form 8-A (the “Initial 8-A”) with the Securities and Exchange Commission in connection with its initial public offering and the listing of its Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), on The Nasdaq Global Market.

On May 10, 2018, all outstanding shares of the Company’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), automatically converted into the same number of Class A Common Stock pursuant to the terms of the Company’s Amended and Restated Certificate of Incorporation (the “Certificate”). No additional shares of Class B Common Stock will be issued following such conversion.

The conversion occurred pursuant to Article IV, Section D.3 of the Certificate, which provided that each one share of Class B Common Stock would convert automatically, without any further action, into one share of Class A Common Stock, at 5:00 p.m. New York City time on the first trading day falling on or after the date on which the outstanding shares of Class B Common Stock represent less than 25% of the aggregate number of shares of the then outstanding Class A Common Stock and Class B Common Stock.

Also in accordance with Article IV, Section D.3 of the Certificate, and as required by Section 243 of the Delaware General Corporation Law (“DGCL”), on May 11, 2018, the Company filed a certificate with the Secretary of State of the State of Delaware effecting the retirement and cancellation of the shares of Class B Common Stock that were issued but not outstanding following the conversion (the “Certificate of Retirement”). Pursuant to Article IV, Section D.3(e) of the Certificate, effective upon the filing of the Certificate of Retirement, the obsolete references to Class B Common Stock in the Certificate were eliminated.

Prior to the conversion, the shares of Class A Common Stock and Class B Common Stock had the same rights and privileges and ranked equally, shared ratably in dividends and distributions and were identical in all respects, except that each holder of shares of Class A Common Stock was entitled to one vote per share and each holder of shares of Class B Common Stock was entitled to ten votes per share. Following the conversion, there will be only one class of common stock, Class A Common Stock, which will be entitled to one vote per share and otherwise have the same designations, rights, powers and preferences as the shares of Class A Common Stock prior to the conversion.

This Amendment No. 1 to Form 8-A amends and restates the Initial Form 8-A to reflect the elimination of the dual class structure.

Item 1.	Description of Registrant’s Securities to be Registered

The following is a summary of the rights of the Company’s Class A Common Stock and preferred stock. This summary is not complete. For more detailed information, please see the Certificate, the Company’s amended and restated bylaws (the “Bylaws”) and the applicable provisions of the DGCL.

The Company’s authorized capital stock will consist of 451,000,000 shares of Class A Common Stock, 7,713,740 shares of Class B Common Stock and 5,000,000 shares of preferred stock, par value $0.0001 per share. The Company’s Certificate prohibits the issuance of any shares of Class B Common Stock.

As of May 10, 2018, after giving effect to the conversion, 43,674,926 shares of Class A Common Stock were outstanding and no shares of preferred stock were outstanding. The Company’s outstanding Class A Common Stock was held by 74 holders of record as of such date. As of May 10, 2018, the Company also had outstanding options to acquire 6,089,033 shares of Class A Common Stock.

Common Stock

Voting Rights

The holders of Class A Common Stock are entitled to one vote per share. The Certificate and Bylaws do not provide for cumulative voting rights. Because of this, the holders of a plurality of the voting power of the Company’s shares of Class A Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the voting power of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Class A Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Company’s board of directors out of legally available funds.

Liquidation

In the event of the Company’s liquidation, dissolution or winding up, holders of Class A Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of Class A Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Class A Common Stock. The rights, preferences and privileges of the holders of Class A Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate in the future.

Fully Paid and Nonassessable

All of the Company’s outstanding shares of Class A Common Stock are fully paid and nonassessable.

Preferred Stock

The Company’s board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Class A Common Stock. The issuance of preferred stock could adversely affect the voting power of holders of Class A Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing change in the Company’s control or other corporate action. The Company has no present plan to issue any shares of preferred stock.

Registration Rights

Under our investors’ rights agreement, holders of approximately 2,611,523 shares of Class A common stock have the right to include their shares in any registration statement we file. These rights are discussed in Item 1 of the Company’s filing on Form 8-A, filed on September 20, 2016 and there have been no material changes to such rights since the filing of such Form 8-A.

Anti-Takeover Effects of Delaware and Washington Law and Our Certificate of Incorporation and Bylaws

Delaware Law

The Company is subject to Section 203 of the DGCL. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

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prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Washington Business Corporation Act

The laws of Washington, where the Company’s principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. In particular, the Washington Business Corporation Act (“WBCA”) prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons which beneficially owns 10% or more of the voting securities of the target corporation, an “acquiring person,” for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Such prohibited transactions may include, among other things:

•	any merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	any termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; and

•	allowing the acquiring person to receive any disproportionate benefit as a stockholder.

After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute or is approved at an annual or special meeting of stockholders.

The Company will be considered a “target corporation” so long as its principal executive office is located in Washington, and: (1) a majority of the Company’s employees are residents of the state of Washington or the Company employs more than one thousand residents of the state of Washington; (2) a majority of the Company’s tangible assets, measured by market value, are located in the state of Washington or the Company has more than $50 million worth of tangible assets located in the state of Washington; and (3) any one of the following: (a) more than 10% of the Company’s stockholders of record are resident in the state of Washington; (b) more than 10% of the Company’s shares are owned of record by state residents; or (c) 1,000 or more of the Company’s stockholders of record are resident in the state.

If the Company meets the definition of a target corporation, the WBCA may have the effect of delaying, deferring or preventing a change of control.

Certificate of Incorporation and Bylaws

Provisions of the Certificate and Bylaws may delay or discourage transactions involving an actual or potential change in the Company’s control or change in the Company’s management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that the Company’s stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of Class A Common Stock. Among other things, the Certificate and Bylaws:

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permit the board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;
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provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide the board of directors into three classes;

•	provide that a director may only be removed from the board of directors by the stockholders for cause;

•	require that any action to be taken by the Company’s stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder’s notice;

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not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

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provide that special meetings of our stockholders may be called only by the chairman of the board, the Company’s chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

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provide that stockholders will be permitted to amend the bylaws only upon receiving at least two-thirds of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class; and

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provide that, unless the Company otherwise consents in writing, a federal or state court located in the State of Delaware shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of a fiduciary duty owed by any of the directors or officers to the Company or its stockholders, (3) any action asserting a claim against the company arising pursuant to any provision of the Delaware General Corporation Law or the Certificate or Bylaws, or (4) any action asserting a claim against the Company governed by the internal affairs doctrine.

The amendment of these provisions would generally require approval by the holders of at least two-thirds of the Company’s then outstanding Class A Common Stock.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s Class A Common Stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

The Company’s Class A Common Stock has been approved for listing on The NASDAQ Global Market under the symbol “APTI.”

Item 2.	Exhibits

Exhibit No.	Description
3.1	Certificate of Retirement.
3.2

Amended and Restated Certificate of Incorporation of Apptio, Inc. (incorporated by reference to Exhibit 3.1 of Form 10-Q filed with the Securities and Exchange Commission on November 4, 2016 (File No. 001-37885)).

3.3

Amended and Restated Bylaws of Apptio, Inc. (incorporated by reference to Exhibit 3.2 of the Registrant’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on September 12, 2016 (Registration No. 333-213334)).

4.1

Form of Class A Common Stock certificate (incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 26, 2017 (Registration No. 333-213334)).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Apptio, Inc.

Date: May 11, 2018	By:	/s/ John Morrow
John Morrow
EVP, Corporate Development, General Counsel and Secretary